OxySure® Systems, Inc.

May 27, 2011

Mr. Geoffrey Kruczek
Securities and Exchange Commission
Washington, D.C. 20549

Re:           OxySure Systems, Inc.
Amendment No. 6 to Registration Statement on Form S-1/A
Filed on February 11, 2011
File Number 333-159402

Dear Mr. Kruczek:

We have received your comment letter dated February 28, 2011 (the “Comment Letter”) regarding Amendment No. 6 to our Registration Statement on Form S-1/A filed on February 11, 2011 (the “Registration Statement”).  We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter.  The following numbers herein are coordinated to the comment number in the Comment Letter.

1.           Please be advised that we filed the Form 15-12G with the Securities and Exchange Commission (“SEC”) on March 28, 2011.

Warrants

2.           Tim Hutton and Afritex are both related parties, but they are not Affiliates because, under the SEC’s definition of Affiliates, they do not control and are not controlled by and are not under common control with us.  For this reason they are not included in the warrant table as warrants held by Affiliates.

Use of Proceeds

3.           We have revised the Registration Statement to update footnote 1 to state, “If 100% of the shares are sold in the direct public Offering and $500,000 is used to pay the JTR Senior Note, $487,706 of the JTR Senior Note will remain outstanding, calculated as of the date of this Registration Statement.”

Liquidity and Capital Resources

4.	We have revised the Registration Statement to:

•	Include a net increase of $91,537 of the JTR Notes between December 31, 2010 and March 31, 2011. This amount is also consistent with our financial statements.
•
The $100,000 Alcedo Note was issued in December 2009, and there was no new note for $100,000 issued during the nine months ending September 30, 2010. This note was erroneously added as part of the discussion and has now been deleted from the financial statements.

•
We have renamed the “Deferred Financing Charges” account to be called more appropriately, “Debt Discount.”  We have revised the BCF schedule and the financial statements in response to the Comment Letter.  The revised BCF schedule indicates that the Debt Discount increased from $178,937 for the year ended December 31, 2009 to $216,349 for the year ended December 31, 2010, representing an increase of $37,412. This increase is primarily due to the issuance of the Sinacola Landlord Note 5 and Sinacola Landlord Note 6.

5.           We have responded to the changes made in response to prior comment 9 and the table of expenses below:

•
On page 49, we did not include the $179,226 in Debt Discount (formerly, “Deferred Financing Charges”), given that this is a non-cash item. In the revised registration statement, we included the Debt Discount, and the table is now consistent with the current notes payable shown on our March 31, 2011 balance sheet. We have also added the assumption stating that “Non-cash obligations are included” (in the table).

•	We do not believe there is any interest payable in the next 12 months that is not represented in our table of cash needs over the next 12 months, in the registration statement as revised.
•
We have revised the registration statement to include the next 12 months’ interest for capital leases in our cash needs table. The amount is now stated as $327,493, which includes current Capital Leases of $323,944 from the balance sheet (March 31, 2011) plus $3,549 in interest.

6.           The prior comment response 9 should have referenced “Accounts Payable & Accrued Expenses”. We have revised the cash needs table to include $42,222 of interest expected to be accrued on the Alcedo Note and the Afritex Note. The amount for Accounts Payable & Accrued Expenses now indicates $443,602, which includes the amount for Accounts Payable & Accrued Expenses as at March 31, 2011 ($401,340), plus approximately $11,422 and $30,840 of interest to be accrued on the Alcedo Note and Afritex Note, respectively, through their (as amended) maturity dates.

7.           We have revised the Registration Statement to include all obligations impacting our liquidity at the date of this Registration Statement, including obligations to Sinacola Commercial Properties.

Going Concern

8.           We have revised the footnotes to our financial statements to be consistent with our Registration Statement.

Sales and Marketing Plan

9.           We have revised the Registration Statement to delete footnote 8.

Related Party Transactions

10.          We have revised the Registration Statement to update the related party transactions as of the date of the Registration Statement.

11.           Please see the attached JTR Warrant Schedule, attached hereto as Appendix C for a full disclosure of the amount of warrants issued pursuant to the Senior Note.

Interim Financial Statements

12.           We have updated our financial statements to comply with Rule 8-08 of Regulation S-X.

13.           We have revised our financial statements to include the disclosures required by ASC 250-10-50-7.  The financial statements now include interim financial statements that do not include any restatements.  Our audited financial statements for the year ended December 31, 2010 include our restated year ended December 31, 2009 financial statements, which includes “Note 17 - Correction of error to prior period financial statements.”

Stock-Based Compensation

14.           The Frisco Economic Development Corporation Performance Agreement was suspended because the second and third performance targets were not met, and a new performance agreement was being contemplated. We have entered into a revised and restated Frisco Economic Development Corporation Performance Agreement and related promissory note, dated March 22, 2011, attached to the Registration Statement as Exhibit 10.41.

Note 4. Notes Payable

Frisco Note

15.           The prior total for current notes payable should have summed to $827,026. The difference was due to an incorrect amount stated for debt discount (previously referred to as “deferred financing charges”).  The footnotes as at March 31, 2011 includes an amount of $240,419 for debt discount, the total current notes payable is $841,324 and the table now foots correctly.

16.           We have revised the footnotes to our financial statements to be consistent with the revised future minimum payment schedule as at March 31, 2011.

Note 6. Stock Options and Warrants

17.           We have revised the stock options and warrants table in our financial statements to add headings to the table’s columns.

Note 8. License and Service Agreements

18.           In accordance with ASC 505-50-25/55 and ASC 605-50-15/25, the proper accounting treatment is to record an asset that will be amortized or expensed over the period of the related contract since there are no specific performance levels other than a time period.  Please see the previously filed Afritex Note Purchase Agreement dated March 26, 2010 (exhibit 10.31).

Since the license agreement for seven years and the distribution agreement have an initial term of one year, we amortize this other asset as follows:

Year 1	$107,514	(270,000*29.79%)+(270,000*70.21%/7)
Year 2	27,081	(270,000*70.21% /7)
Year 3	27,081	(270,000*70.21% /7)
Year 4	27,081	(270,000*70.21% /7)
Year 5	27,081	(270,000*70.21% /7)
Year 6	27,081	(270,000*70.21% /7)
Year 7	27,081	(270,000*70.21% /7)

Total	$270,000

A summary of the amortization to date is as follows:

1Q 2011:

	Beginning Balance	Amortizn Period	Apr-10	May-10	Jun-10	2Q 2010 Total Amortn	Jul-10	Aug-10	Sep-10	3Q 2010 Total Amortn	Acc Amortn	Asset Balance

Afritex note amortn1	$189,560	7	2,257	2,257	2,257	6,770	2,257	2,257	2,257	6,770	13,540	176,020
Afritex note amortn2	80,439.98	1	6,703.33	6,703.33	6,703.33	20,110.00	6,703	6,703	6,703	20,110	40,219.99	40,219.99

Totals	$270,000		8,960	8,960	8,960	26,880	8,960	8,960	8,960	26,880	53,760	216,240

			4Q 2010						1Q 2011
			Total	Acc	Asset				Total	Acc	Asset
Oct-10	Nov-10	Dec-10	Amortn	Amortn	Balance	Oct-10	Nov-10	Dec-10	Amortn	Amortn	Balance

2,257	2,257	2,257	6,770	20,310	169,250	2,257	2,257	2,257	6,770	27,080	162,480
6,703	6,703	6,703	20,110	60,329.99	20,110.00	6,703	6,703	6,703	20,110	80,439.98	-

8,960	8,960	8,960	26,880	80,640	189,360	8,960	8,960	8,960	26,880	107,520	162,480

19.           We have revised the Registration Statement to more appropriately disclose the treatment of our warrants with each respective warrant issuance. Please see our revised footnote disclosures in this regard.

20.           We have reconciled our response to be consistent with ASC 815-40.  The warrants have been recorded as a debit to notes payable and a credit to APIC.  Please see the revised BCF Schedule attached hereto in Appendix A.

21.           Please note that we have revised our disclosure on F-19 because the warrants were erroneously treated as warrant liabilities.  Our disclosure is now consistent with the disclosure required by ASC 815-40-24-4a/b.  The common stock warrant should have always been treated as equity warrants. Please see our response to comment 35 below.

Note 9 Commitments and Contingency

22.           We have revised the financial statements to correct our treatment of deferred rent, and record rent on a straight line basis.  Please see our Schedule 2 – “Deferred Rent Schedule.”  Due to the escalating base rental payments, a deferred base rental period in 2008 and tenant improvements allowance of $324,000, we now recognize our rental expense on a straight-line basis and record deferred rent accurately on our balance sheet.  Our disclosure is now consistent with the disclosure required by ASC 840-20.

Capital Lease

23.           We recorded a $22,640 amortization of the premium on the capital leases for VenCore as interest expenses under the selling, general and administrative expense of the Statements of Operations and Accumulated Deficit for 2009.  The remainder of the Vencore premium at 12/31/2009 was $5,854.66 and we expensed this as interest in FY 2010. Our disclosure is now consistent with the disclosure required by ASC 840-30-30-1 and 30-3.

24.           We have revised the Registration Statement to state that VenCore has provided us a payment moratorium on the VenCore equipment leases.  The payment moratorium will continue until the earlier to occur of: (i) the execution and completion of a mutually agreed upon cash settlement ("Settlement"), (ii) the execution of a mutually agreed upon repayment plan ("Plan") or February 29, 2012.  We have also filed as Exhibit 10-15.1 the confirmation letter from VenCore in this regard.

Note 10.  Related Party Transactions

25.           In accordance with ASC 850-10-50-1, we have revised the Registration Statement to state, “Mr. Ross, the Company’s President and CEO, is also a beneficial owner and a director of Afritex.”

Note 12.  Fair Value Measurements

26.           We have revised the financial statements to correct the erroneously labeled liability warrants, which are now labeled as equity warrants.  Our disclosure is now consistent with the disclosure required by ASC 815-40-24-4a/b.  We do not have any liability warrants.  Therefore, there is nothing to disclose from a liability perspective.

Report of Independent Registered Public Accounting Firm

27.           We have revised the Registration Statement to state our audit firm as Sam Kan & Company.

Balance Sheets

28.           We have revised the Registration Statement to include financial statements for the three months ended March 31, 2011 as well as the years ended December 31, 2010 and 2009.  We have revised the headings for the year ended December 31, 2009 financial statements to reflect that the disclosure has been restated.

29.           We have revised the footnote disclosure to include a discussion of error corrections consistent with ASC 250-10-50. Please see Note 17 – Correction of error to prior period financial statements.

Statement of Operations and Accumulated Deficit

30.           In the latest amendment, all prior period adjustments have been recorded to the correct period and none are included in years that they did not occur.

31.           In the latest amendment, all prior period adjustments have been recorded to the correct period and none are included in years that they did not occur.

Statement of Cash Flows

32.           We have revised our disclosure in the financial statements so that the disclosures in our cash flow statements are consistent with the disclosures in our statements of equity.

33.           Please see our revised “BCF Schedule” attached hereto as Appendix A.  We have included the interest expenses in the attached “BCF Schedule” in our statement of operations.

34.           Please see our revised “BCF Schedule” attached hereto as Appendix A.  We have included the interest expenses in the attached “BCF Schedule” in our statement of operations.

Note 5.  Notes Payable

35.           We have revised the financial statements to remove the erroneous description that stated, “Because the common stock warrants are potentially redeemable for cash under certain change in control provisions.”  There are no such provisions in the warrant agreements that allow the cash redemption of our warrants.  Our disclosure is now consistent with ASC 815-40-24-4a/b because our warrants have been disclosed as equity warrants.

36.           We have provided, with this response letter a revised version of the schedules provided pursuant to your prior comment number 56.  Please see our revised “BCF Schedule” attached hereto as Appendix A.

Note 5, Shareholders’ Equity

37.           We have revised the financial statements to make the disclosure on page F-60 consistent with the disclosure on page II-5.

38.           (a) The settlement related to amounts owed on professional services. We treated the receipt of the 25,000 shares of preferred stock in connection with the legal settlement as a credit to professional services. The entry is as follows:

Professional Services		25,000
Preferred stock	12.50
APIC-Preferred Stock	24,987.50

	25,000	25,000

(b) We confirm that this is the sale of 8,197 shares of convertible preferred stock for $25,000.
(c) We have shown the net effects of these transactions on page F-3. The remainder of the returned convertible preferred shares (16,803 shares) were sold and subsequently converted into common stock, and, the same purchaser acquired an additional 29,500 shares of common stock for a total of $31,000. In other words, the purchaser received a total of 50,000 shares of common stock for a total of $31,000. The net effect is shown on the seventh line down from the top (excluding the “Balance, January 1, 2008” line) of prior page F-3.

Note 6.  Stock Options and Warrants

39.           We have revised the financial statements to make the disclosures regarding stock-based compensation consistent throughout the Registration Statement.

40.           We have revised the financial statements to make adjustments for differences between estimated and actual forfeitures (note the immaterial nature as forfeitures have been consistent with estimates) as follows:

2009	Adjustment for estimated vs actual forfeitures
	EE-Stock comp exp	6,334.20
	APIC-Options & Warrants		6,334.20

2010	Adjustment for estimated vs actual forfeitures*
	EE-Stock comp exp	15,462.36
	APIC-Options & Warrants		15,462.36

* Please note we have revised our assumption regarding forfeiture rate to 10% at the end of 2010 (from 20% in prior periods).

41.           The guidance under ASC 718-20-35-3 relates to stock compensation to employees. As these are not related to stock compensation to employees, but rather warrants issued to our landlord in 2007, the modification results in no reduction in APIC – Options & Warrants as the modified fair value of the warrant in 2009 is less than the grant date value in 2007.

Note 8.

42.           We have revised the financial statements to include Note 8.

Note 9.  Commitments and Contingency

43.           We have revised the financial statements to account for the treatment of rent.  Rent is now recorded on a straight line basis. Please see our “Deferred Rent Schedule” attached hereto as Appendix B. Our disclosure is now consistent with the disclosure required by ASC 840-20.

44.           Our disclosure is now consistent with the disclosure required by ASC 840-20.  Please refer to Footnote 17 – Correction of Error to prior period financial statements. Rent expense is now treated on a straight line basis and the balance sheet now includes deferred rent.

Note 17.  Correction of Error to Prior Period Financial Statements

45.           In the latest amendment, all prior period adjustments have been recorded to the correct period and none are included in years that they did not occur.

46.           In the latest amendment, all prior period adjustments have been recorded to the correct period and none are included in years that they did not occur.  Please note that the responses to the rent comments cover the changes from the last amendment to the rent calculations.

Item 15. Recent Sales . . .

47.	cc)	We have corrected the disclosure on page II-2, and the corresponding disclosures in our statements of equity are now consistent.

	ee)	The options issued were valued at $144,777. The amount recognized in 2010 was $106,169. At the end of 2010, we also recorded a true-up of $15,462 (as an adjustment for estimated versus actual forfeitures). Our total for Common Stock options issued for compensation was $121,631 for the year ended December 31, 2010.

Signatures

48.	We have revised the signature page to be consistent with the requirements of Form S-1.

Sincerely,

/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc.